UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 25, 2009

HADERA PAPER LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Hadera Paper Ltd. (the “Company”) (AMEX:AIP) announced in accordance with Regulation 37a(3) of the Securities Regulations (Periodical and Immediate Reports) – 1970 the appointment of Mr. Ofer Bloch as CEO of the Company, and the principal points of his employment agreement, as follows:

1.	General

The Company is hereby honored to announce that on November 24, 2009, the Company’s Board of Directors approved the appointment of Mr. Ofer Bloch as CEO of the Company, in a full-time capacity, to replace Mr. Avi Brener. In addition, the Audit Committee and the Board of Directors approved the Company’s engagement in an employment agreement with Mr. Ofer Bloch, regarding his position as CEO of the Company.

It should be noted that the exact date of the start of the appointment has yet to be determined and will be determined by mutual consent between Mr. Ofer Bloch and the Company’s Board of Directors.

The principal points of the employment agreement appear in a summarized form below.

2.	Terms of the Agreement

2.1	Period of employment and termination

Mr. Ofer Bloch’s employment as CEO of the Company shall begin at a date to be determined between the parties, as mentioned above, that shall be published by the Company and shall be for a period that is not predetermined.

Each party, according to its own judgment, may terminate the employment agreement at any time by providing advanced notice in writing, of three months (hereinafter: “the Advanced Notice Period”). During the Advanced Notice Period, the CEO will continue to be employed by the Company, unless the Company selects to terminate his employment and to redeem the advanced notice fee, at its own judgment.

2.2	Monthly salary

Mr. Ofer Bloch’s gross monthly salary during the engagement period shall amount to NIS 100,000 (hereinafter: “The Salary”). The Salary shall be updated every month in accordance with the increase in the Consumer Price Index (Known Index), in accordance with the terms in the employment contract, starting with the Known Index on the first day of employment.

2.3	Annual bonus

Mr. Ofer Bloch shall be eligible for an annual bonus that will be equal to a sum ranging between six and nine monthly salaries, whose level within the said range, shall be determined by the Board of Directors based on the Company’s performance, inter alia, provided that during a year when no net profit is recorded by the Company according to its audited annual financial statements, Mr. Ofer Bloch shall not be eligible for the said bonus, unless the Board of Directors decides otherwise according to its own discretion. The bonus will be paid according to the CEO’s last salary, subsequent to the publication of the Company’s financial statements.

2.4	Social benefits and additional terms

Mr. Ofer Bloch shall be eligible for social benefits and additional terms as practiced at the Company for managers of his standing, including a 13th annual salary, annual leave, managers’ insurance or an alternate pension arrangement, as well as a continuing education fund (deposits according to generally accepted percentages), recuperation fees, sick leave, class 7 company car, households and mobile phone maintenance, daily newspapers and the refund of per diem and accommodation expenses as generally accepted according to Company regulations, along with the grossing up of the value of the company car and telephone, as detailed in the employment agreement.

2.5	Options

180 days after the date of the initial employment, the Board of Directors shall formulate a stock option plan for the CEO (yet to be prepared), that shall be subject to the principles of the Company’s existing compensation plan, at a volume generally accepted at the Company for a CEO, that shall be submitted to the Company’s certified bodies for approval. Subsequent to the approval of the said stock option plan for the CEO, the Company shall publish an immediate report regarding the allocation of options to the CEO, in accordance with the Security Regulations (Private Placement of Securities at Listed Companies) – 2000.

2.6	Indemnification and insurance

Starting with the date of the validity of the employment agreement, Mr. Ofer Bloch shall be covered on account of his service as CEO, by the Company’s existing officers’ liability insurance (as that shall be from time to time), and will also receive from the Company a letter of indemnification that shall be drafted in a manner identical with the text of the letter of indemnification that is granted to Company officers.

2.7	Non-competition

In accordance with the instructions of the employment agreement, Mr. Ofer Bloch undertakes, for the entire duration of the employment agreement and for a further two years after the termination of his employment by the Company (whether for reasons of dismissal, or resignation or any other reason), not to engage, whether directly or indirectly, whether independently or as an agent, employee or any other manner, in the manufacture, distribution, sale or marketing of products that are identical or similar to products produced or marketed by the Company and/or its subsidiaries and associated companies, or that serve or may serve for the same or similar use as the said products and not to make any use whatsoever of any specific know-how obtained while at the Company, commercial relations that were developed with the customers, agents or suppliers of the Company, unless it is with the advanced and written approval of the Company.

2.8	Moreover, the employment agreement includes generally accepted instructions regarding non-disclosure and intellectual property rights within the framework of the provision of services by the CEO.

2.9	The following is a summary of the compensation components, pursuant to the sixth amendment of the Securities Regulations (Periodical and Immediate Reports) –1970:

The information below appears in terms of the cost to the Company, assuming one entire calendar year of employment, in accordance with the data known at the date of publication of this report.

Details of the Recipient of the Compensation				Remuneration for Services (in NIS thousands)
Name	Position	Scope of position	Holding % in company equity	Salary*	Bonus	Share-Based Payment	Other	Total* (in NIS Thousands)

Ofer Bloch	CEO	100%	-	NIS 100,000, linked to the known CPI on the initial date of employment	On account of a year when the company records a net profit - between 6-9 monthly salaries per year, pursuant to a BOD decision. For details see section 2.3, above.	The stock option plan for the CEO has yet to be formulated. See section 2.5 above.	– Advanced notice: 3 months.

–    Social benefits

–    13th salary

–    Class 7 company car and grossing up for tax purposes.

–    Maintenance of the home and mobile phone and grossing up the value for tax purposes.

–    Daily newspapers

–    Refund of hospitality and per diem expenses as accepted at the company.

							All as detailed in section 2.4 above.	Approximately 2,562

* Based on a bonus of six monthly salaries per year. Some of sums appear as estimates.

3.	The organs that approved the compensation and date of such approval

The Audit Committee and the Company Board Of Directors have approved the terms of employment whose principal points were presented above, during their meetings on November 24, 2009.

4.	Manner of determining the terms of employment

For the purpose of approving the terms of employment, the Audit Committee and the Board of Directors have examined and taken into consideration, inter alia, the following parameters and data:

4.1	The principles of the engagement with the Company’s previous CEO, Mr. Avi Brener, and data regarding the overall volume of compensation of Mr. Brener in his position as CEO of the Company, that were presented to the members of the Audit Committee and the Board.

4.2	Comparison figures with the compensation of CEOs at other publicly traded companies were collected according to freely available information that was published by these same companies and presented to the Audit Committee and the Board.

4.3	The professional experience, skills and compatibility of Mr. Ofer Bloch to serve as CEO of the Company.

4.4	The Company’s desire to compensate the CEO and provide incentive for him to work toward the development and leadership of the Company, so as to maximize its earnings and attain its objectives.

5.	The considerations of the audit committee and the board, in the approval of the terms of the agreement and the engagement therein.

5.1	In view of the standing, skills and experience of Mr. Ofer Bloch, the Audit Committee and the Board of Directors consider Mr. Ofer Bloch to be a worthy and suitable person to serve as CEO of the Company.

5.2	The overall compensation that is being offered to Mr. Ofer Bloch according to the terms of the employment agreement, is reasonable under the circumstances, taking into account the size of the Company, the volume of operations and Mr. Ofer Bloch’s skills and professional experience.

5.3	The terms of employment of Mr. Ofer Bloch are not superior to those of the Company’s previous CEO.

5.4	The Audit Committee and the Board of Directors have examined the possibility of equalizing the accepted compensation in line with the compensation of CEOs at other publicly traded companies.

The Audit Committee and the Board have determined that the total compensation granted on account of the employment contract is reasonable under the circumstances and does not deviate from generally accepted levels of compensation among CEOs at similar publicly traded companies, yet they stated that the comparison figures served as only a partial indication thereof, also on account of the existence of variance between the publicly traded companies whose numbers have been reviewed, inter alia on account of their size, volume and complexity of their operations, their shareholder’s equity and areas of operation, as well as the various compensation components.

5.5.	Taking into consideration all of the parameters and arguments outlined above, the audit committee and the Board of Directors are of the opinion that the terms of employment are reasonable and worthy and are intended to provide the CEO with an appropriate incentive to work to maximize the group’s earnings and to attain its goals, and that such an engagement would be in the benefit of the Company.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HADERA PAPER LTD. (Registrant) By: /s/ Lea Katz —————————————— Lea Katz Corporate Secretary

Dated: November 25, 2009

EXHIBIT INDEX

Exhibit No.	Description

1.	Press release dated November 24, 2009.